EXHIBIT 99.1

TSX: ERO NYSE: ERO

October 14, 2021

Ero Copper intercepts 71.2 meters grading 3.55% copper, further extending high-grade mineralization within the Deepening Extension zone of the Pilar Mine

VANCOUVER, British Columbia, Oct. 14, 2021 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to provide a quarterly update on the ongoing exploration programs for its 99.6% owned MCSA Mining Complex located in Bahia State, Brazil and its 97.6% owned NX Gold Mine located in Mato Grosso State, Brazil. This update encompasses drill and assay results received from mid-June through the end of September 2021 ahead of the Company's 2021 National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") compliant resource and reserve updates for the MCSA Mining Complex and the NX Gold Mine, expected to be completed prior to year-end.

HIGHLIGHTS

MCSA In-Mine and Near-Mine Exploration Programs

  Deepening Extension drilling, within the Pilar Mine, continues to extend high-grade "Superpod" mineralization down-plunge and along strike from the current mineral resource:
    FC5527: 71.2 meters at 3.55% copper ("Cu"), including 13.0 meters at 8.87% Cu (65 meters south of previously released hole FC5522, which intercepted 67.0 meters at 9.21% Cu)
    FC5396: 61.0 meters at 2.11% Cu, including 18.0 meters at 3.92% Cu (located on the same level approximately 150 meters south of intercept FC5527 and over 200 meters south of previously released intercept FC5522)
  Drilling within the South Extension, located in the upper levels of the Pilar Mine, has intercepted new and unexpected high-grade mineralization approximately 40 meters outside of the current mineral resource shell and 50 meters from existing mine infrastructure. This new high-grade zone remains open to the south where additional exploration drilling is underway:
    FC2974: 8.7 meters at 5.39% Cu, including 4.7 meters at 7.99% Cu
    FC2977: 22.0 meters at 1.57% Cu, including 4.0 meters at 3.43% Cu
  Results within the Deepening Extension and ongoing drill programs within the upper levels of the Pilar Mine, including new drilling within the South Extension, are supportive of new design efforts to evaluate the potential for increasing overall production volumes from the mine relative to the 2020 life-of-mine plan through the development of a two-mine system in which the upper levels of the mine would be serviced by the existing shaft while lower levels would be completely serviced by the new external shaft.

1	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

  Exploration drilling at the Vermelhos Mine continued to extend the limits of known mineralization within a north-trending mineralized corridor (encompassing the East ZoneConduit, in-mine extensions of UG1 and UG3 and the Southern Vermelhos Corridor connecting the Vermelhos Mine to Siriema). Drilling during the period targeted the northern extension of this corridor between the Vermelhos Mine and the N8 deposit as well as extensions of mineralization adjacent to the main Vermelhos Mine orebodies. Highlights include:
    FV-321: 24.0 meters at 0.81% Cu, including 4.0 meters at 1.50% Cu (East Zone Conduit, beneath N8 deposit)
    FVS-876: 13.5 meters at 1.24% Cu, including 2.0 meters at 2.53% Cu (East Zone Conduit, approximately 475 meters south of the intercept in FV-321)
    FVS-1162: 16.9 meters at 1.66% Cu, including 5.8 meters at 9.87% Cu (Vermelhos Mine, extension of Sombrero orebody to depth)
    FVS-1275: 8.4 meters at 3.01% Cu and 13.8 meters at 4.65% Cu, including 5.3 meters at 7.90% Cu (Vermelhos Mine, extension of Toboggan orebody within existing infrastructure)

MCSA Past Producing Open Pit Mine Re-Evaluation

  Exploration activities at Lagoa da Mina, part of the past-producing Angicos Mine, continued to undertake wide-spaced step-out drilling beyond the previously identified high-grade zone of mineralization located approximately 70 meters beneath the historic open pit. New drill results indicate the zone of high-grade mineralization extends an additional 200 meters down-plunge and remains open to depth. Results are highlighted by:
    FLM-94: 16.0 meters at 1.18% Cu and 24.0 meters at 1.54% Cu, including 11.0 meters at 2.30% Cu (intercept located 250 meters down-plunge from previously announced hole FLM-77 that intercepted 32.2 meters at 2.69% Cu, including 6.0 meters at 4.00% Cu)

NX Gold Mine Highlights

  Drilling throughout the NX Gold Mine continues to demonstrate continuity of high-grade gold mineralization within the Santo Antonio Vein as well as extend the limits of known mineralization within the recently discovered Matinha Vein with apparent thickening at depth:
    Santo Antonio, SA104: 8.8 meters at 3.92 grams per tonne (“gpt”) gold (“Au”), including 2.6 meters at 6.33 gpt Au (a down-plunge extension of approximately 115 meters from the limit of the current Inferred mineral resource shell)
    Santo Antonio, SA94B: 6.0 meters at 23.61 gpt Au (intercept located 40 meters south of previously released drill hole SA94A that intercepted 9.0 meters at 22.66 gpt Au and approximately 40 meters down-plunge of previously released drill hole SA89 that intercepted 2.7 meters at 15.38 gpt Au)
    Matinha, MAT25: 10.9 meters at 3.52 gpt Au (located 65 meters down-plunge of previously announced drill hole MAT20A: 2.8 meters @ 19.73 gpt Au)

Commenting on the results, David Strang, CEO, stated, “Our third quarter drill results continued to highlight our disciplined and methodical exploration strategy throughout our exploration portfolio where we have made significant strides thus far in 2021. With the latest set of drill results from the Deepening Extension zone of the Pilar Mine, the Vermelhos Mine and at NX Gold, we expect to see a positive impact on our year-end mineral reserve and resource estimates across our assets. At the same time, we have continued to advance our programs throughout the Curaçá Valley including further extending high-grade mineralization at Lagoa da Mina and throughout our regional exploration programs where efforts are currently focused on newly identified mineralization within the Pilar District.

2	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

"Within the Deepening Extension zone, recent drilling has further extended the known limits of the high- grade 'Superpod' mineralization and enhanced our understanding of the increasing potential of the Deepening relative to the project as outlined in 2020. Site clearing and early civil works commenced in September, and in parallel, new drill results are being incorporated into engineering efforts focused on ensuring the optimal external shaft design. We are taking the time to strategically review the shaft design parameters relative to what we knew about the mineral resources of the Deepening in 2020 to provide the maximum benefit for the long-term future of the Company. These efforts are centered upon a potential increase in the shaft depth and diameter in order to (i) enhance flexibility for continuing to extend the mine to depth with new drilling and (ii) optimize material and personnel movement to maximize productive shaft capacity from the highest-grade known area of the Pilar Mine. In the simplest sense, we see an opportunity for increased production volumes from the Pilar Mine through development of a two-mine system with upper level production, including new high-grade areas identified within the South Extension, to be serviced by the existing 650 meter shaft while the Deepening Project will be a mine within a mine, fully serviced by our new 1,500 meter external shaft.

"Our exploration activities at the NX Gold Mine are also generating exciting results, particularly at the Matinha Vein, which like the early days of Santo Antonio, now appears to have the potential to become an additional feed source for the mill while leveraging the nearby mine infrastructure of the Brás Vein."

There are currently twenty-four drill rigs working throughout the Curaçá Valley, including six drill rigs allocated to regional exploration. Nine drill rigs are operating at NX Gold and the Company now has four drill rigs operating at the Boa Esperança project in Pará State.

Exploration activities during the period continued to advance target zones and new mineral systems within each of the Company’s core exploration programs. These programs are focused on developing a portfolio of assets in parallel with potential to meaningfully augment each phase of the Company’s life- of-mine production plans from the near to medium-term and over the long-term at both the MCSA Mining Complex and the NX Gold Mine. A summary of relevant highlights from these programs is presented in Table 1, attached to this press release. Highlights from ongoing exploration activities at the Boa Esperança project were included in the Company's press release dated September 28, 2021 and additional drilling will be included in subsequent exploration updates.

Expansions and extensions, as referenced herein, reflect mineralization not captured in the Company’s NI 43-101 compliant mineral resource and mineral reserve models, as outlined in the Company’s technical reports dated January 8, 2021, and January 14, 2021 for NX Gold Mine and the MCSA Mining Complex (or the “Curaçá Valley”), respectively. There has been insufficient work and analysis surrounding new discoveries, as referenced herein, to define a mineral resource, and it is uncertain if further exploration and analysis will result in such targets being delineated as a mineral resource.

3	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

The drill holes outlined in this press release within the Pilar and Vermelhos Districts will be made available on the Company’s Curaçá Valley site tour and interactive three-dimensional models for the Pilar Mine and the Vermelhos System, which can be accessed via the Company’s website (www.erocopper.com) or via VRIFY Technology Inc. (“VRIFY”) (www.vrify.com).

IN-MINE & NEAR-MINE EXPLORATION PROGRAMS

During the period, the Company continued to prioritize infill and extensional drilling of several key areas within the Company's operations in advance of its 2021 mineral resource and reserve update, expected to be released prior to year-end. These programs prioritized drilling of (i) the Deepening Extension within the Pilar Mine, where the Company continues to confirm thick and high-grade mineralization at depth, (ii) new drilling in the South Extension, targeting a high-grade zone located within the upper levels of the Pilar Mine, and (iii) extensions of the Vermelhos Mine, including the northern extension between the Vermelhos Mine and N8 deposit known as the East Zone Conduit.

The Deepening Extension Zone, Pilar Mine

Exploration activities within the Deepening Extension remain focused on upgrading high-grade zones of Inferred mineral resources through infill drilling as well as further extending the known limits of mineralization to depth. Deepening Extension drilling is currently targeting mineralization on the East Limb of the Pilar Mine to level -1550 approximately 1,200 to 2,000 meters below surface. Current development within the mine has been completed to level -1000.

At the deepest limits of the 2020 Inferred mineral resource shell, new drilling continues to increase confidence and extend the limits of an extremely high-grade "Superpod" style zone of mineralization where two plunging zones previously identified within the Deepening Extension appear to join together over an identified strike length of approximately 450 meters and demonstrated vertical continuity over 365 meters. Drilling in this area continues to confirm some of the best drill results drilled by the Company in the Curaçá Valley. The zone remains open to depth and is located approximately 550 meters beneath current mine infrastructure. In parallel with early site works that commenced in September, engineering and design efforts are underway to review the 2020 shaft design, incorporating the latest drilling. These efforts are centered upon maximizing productive shaft capacity for the highest grade areas of the Pilar Mine through the creation of a two-mine system. In this scenario, all personnel and material movement for the deeper levels of the mine would be independent from activities in the upper levels of the mine. Design efforts are targeting increased overall production volumes from the Pilar Mine relative to the Company's 2020 life-of-mine plan as well as enhanced operational flexibility to support future development of the mine at depth, where high-grade mineralization remains open.

Results during the period are highlighted by hole FC5527 that intercepted 71.2 meters grading 3.55% copper, including 13.0 meters at 8.87% copper. This intercept is located at the same level, approximately 65 meters south, of the previously released intercept within the Deepening Extension (hole FC5522 that intercepted 67.0 meters grading 9.21% copper). Demonstrating continuity of high-grade mineralization along strike, new drilling in hole FC5396 intercepted 61.0 meters grading 2.11% copper, including 18.0 meters at 3.92% copper, drilled at the same level approximately 150 meters south of intercept FC5527, and over 200 meters south of previously released hole FC5522. Vertical continuity within the zone is highlighted by the previously released hole FC5625 that intercepted 96.4 meters grading 3.97% copper, including 60.6 meters grading 5.61% copper, located approximately 230 meters above the intercepts highlighted in holes FC5527, FC5522 and FC5396. Together with prior results, these intercepts demonstrate localized thickening and vertical continuity of high-grade mineralization over a down-dip distance of approximately 365 meters throughout the 450 meters of identified strike length. Please refer to the Company's press releases dated July 7, 2021 and June 23, 2020 for additional detail on previously released holes.

4	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

Please see Figure 1 for a north-south long section, Figure 2 for a west to east composite section and Figure 3 for a level map showing collar locations of Deepening Extension drilling within the Pilar Mine.

Q3 2021 Deepening Intercepts(1)

Hole ID	From (m)	To (m)	Length (m)	Cu (%)
FC48185	574.3	577.3	3.0	17.81
and	605.6	610.3	4.6	1.20
and	649.7	665.5	15.8	5.31
including	659.7	664.5	4.8	8.40
and	673.7	681.7	8.0	6.66
including	675.7	678.7	3.0	11.90
FC5184	560.7	565.1	4.4	4.87
including	561.7	563.7	2.0	9.22
and	663.7	669.7	6.0	1.18
FC5185	NSI	NSI	NSI	NSI
FC5396	773.5	776.5	3.0	1.90
and	785.5	846.5	61.0	2.11
including	824.9	842.9	18.0	3.92
FC5524	807.7	810.8	3.1	1.07
and	892.4	901.0	8.6	6.11
including	896.4	899.4	3.0	8.75
FC5526	713.8	726.5	12.7	3.50
including	723.8	726.5	2.7	7.78
and	758.6	761.6	3.0	1.87
FC5527	818.1	889.3	71.2	3.55
including	858.1	871.1	13.0	8.87
and	900.8	925.2	24.4	1.70
including	901.8	904.8	3.0	3.97

(1) NSI indicates no significant intercept based on a three meter mining width and cut-off grade of 0.51% copper. Drill holes were drilled from level -674 in the Pilar Mine. Holes not included are either pending assay results, have been included in a different section of this press release, or were included in a prior press release. The length of intercept may not represent the true width of mineralization. Values may not add up due to rounding. From, To and Length are rounded to the nearest tenth of a meter.

5	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

South Extension, Pilar Mine

In 2019, a comprehensive exploration campaign targeting the southern limits of the Pilar Mine orebody, known as the "South Extension" was undertaken. The results of this campaign, along with subsequent exploration programs throughout the mine, have contributed to significant increases in the known extent of mineralization. During the period new drilling within the South Extension, located approximately 100 meters below the underground primary crushers and existing shaft infrastructure on level -120, was performed adjacent to an active mining area beyond the known limits of the mineral resource shell. This drilling encountered unexpected extensions of high-grade mineralization approximately 40 meters from the previously modeled limits of the mineral resource shell and 50 meters from existing mine infrastructure. Relative to the 2019 campaign, newly encountered high-grade mineralization is on the same level approximately 100 meters further south of the previously released intercept of hole FC3264 (21.0 meters grading 1.41% copper, including 4.0 meters grading 3.54% copper, and 31.9 meters grading 2.78% copper, including 3.0 meters grading 5.63% copper, as detailed in the Company’s press release dated June 20, 2019). Engineering work is focused on incorporating this newly identified extension into the Pilar Mine's near-term mine plan while additional drilling is planned to further extend high-grade mineralization, which remains open to the south.

Results during the period are highlighted by hole FC2974 that intercepted 8.7 meters grading 5.39% copper, including 4.7 meters grading 7.99% copper, and hole FC2977 that intercepted 22.0 meters grading 1.57% copper, including 4.0 meters grading 3.43% copper. These new intercepts, drilled approximately 25 meters apart, demonstrate lateral continuity over 50 meters and vertical continuity of 40 meters and, with prior drilling, continue to provide evidence of high-grade continuity south of known mineralization in the upper levels of the Pilar Mine.

Please see Figure 4 for a level map showing collar locations of South Extension drilling within the Pilar Mine.

South Extension Intercepts(1)

Hole ID	From (m)	To (m)	Length (m)	Cu (%)
FC2974*	86.0	94.7	8.7	5.39
including	89.0	93.7	4.7	7.99
and	101.8	111.3	9.5	1.15
FC2975*	79.4	85.3	5.9	1.36
and	106.6	113.1	6.5	3.91
including	107.1	110.1	3.0	5.11
FC2977*	96.4	103.1	6.7	1.25
and	118.6	140.7	22.0	1.57
including	123.6	127.6	4.0	3.43
FC2980*	106.6	116.6	10.0	0.88
FC2981*	87.5	91.4	3.9	1.04
and	98.6	103.6	5.0	1.03
and	118.9	136.0	17.1	1.06

(1) NSI indicates no significant intercept based on a three meter mining width and cut-off grade of 0.51% copper. Drill holes were drilled from level -170 in the Pilar Mine. Holes not included are either pending assay results, have been included in a different section of this press release, or were included in a prior press release. The length of intercept may not represent the true width of mineralization. Values may not add up due to rounding. From, To and Length are rounded to the nearest tenth of a meter. (*) Denotes short-term drilling undertaken for mine planning purposes that intersected new un-modeled mineralized envelopes.

6	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

Vermelhos Mine Extensions

Within the Vermelhos District, drilling during the period sought to conclude a planned program targeting mineralization within the northern portion of the East Zone from the Vermelhos Mine to the southern limits of the N8 deposit over a strike length of approximately 500 meters. The results of this program have now demonstrated continuity of mineralization along a structural corridor connecting Siriema with the planned mining stopes of UG1 and UG3 (within the Vermelhos Mine) through the Southern Vermelhos Corridor, north through the East Zone to the N8 Deposit. The results of this concluded program are expected to be reflected in the Company's upcoming 2021 mineral resource and reserve update. Additionally, drilling within the Vermelhos Mine during the period sought to further test continuity of mineralization within the vicinity of the Vermelhos Mine main orebodies, Toboggan and Sombrero.

East Zone Conduit results during the period are highlighted by hole FV-321 that intercepted 24.0 meters grading 0.81% copper, including 4.0 meters grading 1.50% copper, and hole FVS-876 that intercepted 13.5 meters grading 1.24% copper, including 2.0 meters grading 2.53% copper. These intercepts were drilled approximately 475 meters apart. The intercept of hole FVS-876 is located at the same depth, approximately 430 meters north of the existing eastern-most underground infrastructure of the Vermelhos Mine, and when paired with new and previously released drilling, demonstrates mineralized continuity along the north-trending corridor from Siriema, located south of the Vermelhos Mine, to the N8 deposit north of the mine.

Ongoing infill drilling within the main Vermelhos Mine orebodies, including at depth, continues to extend mineralization beyond the previously defined limits of the deposit. Results are highlighted by hole FVS-1162 that intercepted 16.9 meters grading 1.66% copper, including 5.8 meters grading 9.87% copper, located approximately 25 meters beneath the existing infrastructure of the mine below the Sombrero orebody, and hole FVS-1275 that intercepted 8.4 meters grading 3.01% copper and 13.8 meters grading 4.65% copper, including 5.3 meters grading 7.90% copper, located immediately above the Toboggan orebody. The intercept of hole FVS-1275, paired with holes FVS-1273, FVS-1278, FVS-1282 and FVS-1283, demonstrates extensions of mineralization approximately 30 meters above the previously defined limits of the Toboggan orebody within the existing infrastructure of the mine.

Please see Figure 5 for a plan map detailing all Vermelhos near-mine collar locations, Figure 6 for north-south long section detailing all Vermelhos near-mine drilling.

7	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

Vermelhos Intercepts(1)

Hole ID	From (m)	To (m)	Length (m)	Cu (%)
Vermelhos Mine Orebody Extensions
FVS-1048*	37.2	42.2	5.0	1.08
FVS-1124*	10.8	18.2	7.5	2.18
FVS-1162*	37.3	54.1	16.9	1.66
and	106.6	112.3	5.8	9.87
FVS-1165*	42.7	49.8	7.2	1.10
and	52.0	65.0	13.0	1.39
and	104.5	116.6	12.1	2.25
FVS-1226*	6.0	12.0	6.0	3.16
FVS-1273*	31.2	36.1	4.9	1.09
and	43.0	48.7	5.7	0.54
FVS-1275*	30.3	38.6	8.4	3.01
and	45.2	59.0	13.8	4.65
including	47.4	52.7	5.3	7.90
FVS-1276*	27.3	47.6	20.3	1.07
including	42.6	47.6	5.0	2.71
FVS-1278*	57.1	77.3	20.2	0.90
and	80.0	83.5	3.6	0.73
FVS-1282*	70.5	87.0	16.5	1.22
FVS-1283*	50.2	63.0	12.8	1.80
including East Zone Conduit	59.1	63.0	4.0	4.16
FV-199	277.8	294.8	17.0	0.81
and	322.3	339.3	17.0	0.68
and	342.3	348.5	6.1	0.84
FV-301	255.0	273.0	18.0	0.85
including	255.0	258.0	3.0	1.57
and	292.2	300.2	8.0	1.91
including	297.2	299.2	2.0	5.09
and	321.3	329.3	8.0	0.94
FV-304	274.4	281.4	7.0	0.84
and	291.4	294.4	3.0	1.27
and	324.0	331.0	7.0	0.69
and	352.3	363.6	11.4	0.96
FV-308	NSI	NSI	NSI	NSI
FV-309	370.8	374.2	3.4	0.86
FV-310	332.6	336.6	4.0	0.77
and	388.2	393.2	5.0	0.85
and	423.1	430.1	7.0	0.95
FV-311	387.1	399.5	12.4	1.36
including	395.1	398.5	3.4	2.16
and	423.1	433.0	9.9	0.40
FV-312	341.2	345.4	4.2	0.75
and	368.5	375.7	7.2	0.91
FV-313	359.7	362.7	3.0	1.51
FV-321	325.5	331.5	6.0	0.76
and	344.2	368.1	24.0	0.81
including	353.1	357.1	4.0	1.50
FV-331	367.5	388.3	20.8	0.84
including	370.4	376.1	5.7	1.37
FVS-876	112.2	125.7	13.5	1.24
including	122.3	124.3	2.0	2.53
FVS-877	NSI	NSI	NSI	NSI

(1) NSI indicates no significant intercept, based on a three meter mining width and a cut-off grade of 0.18% copper for near- surface intervals and 0.51% for intervals below 200 meters down hole. Drill holes were drilled from surface and from level +170, level +165, and level +350 in the Vermelhos Mine. Holes not included are either pending assay results, have been included in a different section of this press release, or were included in a prior press release. The length of intercept may not represent the true width of mineralization. Values may not add up due to rounding. From, To and Length are rounded to the nearest tenth of a meter. (*) Denotes short-term drilling undertaken for mine planning purposes that intersected new un- modeled mineralized envelopes.

8	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

PAST PRODUCING MINE RE-EVALUATION

In late 2020, the Company commenced an exploration program designed to strategically review and re- evaluate known zones of mineralization existing beneath several past producing open pit mines throughout the Curaçá Valley. This program sought to utilize and incorporate new datasets developed during the Company’s regional exploration programs to identify and extend high-grade mineralized envelopes beneath mines that may be suitable for open pit and/or underground mine development. The results of this program continue to demonstrate continuity of high-grade mineralization within Lagoa da Mina, part of the past-producing Angicos Mine. With continued success, this new zone may form an integral component of the Company’s near to medium-term growth objectives with respect to utilizing excess mill capacity at elevated grade profiles.

Lagoa da Mina, Angicos Mine, Surubim District

The past producing open pit Angicos Mine, within the Surubim District, is located approximately 11 kilometers northeast of the Surubim Open Pit Mine and approximately 32 kilometers north of the Pilar Mine. Results at Lagoa da Mina continue to highlight continuity of high-grade mineralization at depth and extend the known limits of mineralization. To date, an interpreted west-dipping high-grade lens can be traced over approximately 200 meters in strike length, 300 meters down-dip beginning approximately 70 meters below the bottom of the historic open pit and over variable thicknesses up to 17 meters.

Results during the period are highlighted by hole FLM-94 that intercepted 16.0 meters grading 1.18% copper and 24.0 meters grading 1.54% copper, including 11.0 meters at 2.30% copper. The new high- grade intercept of hole FLM-94 reflects a step-out hole by approximately 250 meters from previously released holes FLM-77 that intercepted 32.2 meters grading 2.69% copper, including 6.0 meters grading 4.00% copper, and FLM-16 that intercepted 15.0 meters grading 3.03% copper, including 4.0 meters grading 4.44% copper. Mineralization remains open down-plunge to the north. Please refer to the Company’s press releases dated July 7, 2021 and April 29, 2021 for additional drill results.

Please see Figure 7 for a plan map detailing Lagoa da Mina collar locations and Figure 8 for a north- south long section.

9	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

Q3 2021 Lagoa da Mina Intercepts(1)

Hole ID	From (m)	To (m)	Length (m)	Cu (%)
FLM-83	323.0	338.9	16.0	0.85
including	335.9	338.9	3.0	1.71
and	351.8	360.8	9.0	1.05
FLM-84	158.8	187.5	28.8	0.71
and	202.7	207.5	4.8	1.46
and	215.7	231.5	15.9	0.87
including	215.7	221.5	5.8	1.33
FLM-85	308.4	341.1	32.7	0.88
including	334.2	341.1	6.9	1.28
FLM-86	325.0	328.0	3.0	1.56
FLM-87	NSI	NSI	NSI	NSI
FLM-88	NSI	NSI	NSI	NSI
FLM-89	349.3	363.7	14.4	0.73
FLM-90	NSI	NSI	NSI	NSI
FLM-91	262.0	269.5	7.5	1.31
FLM-93	270.9	285.8	14.9	1.04
and	293.7	298.7	5.0	1.05
FLM-94	405.8	421.8	16.0	1.18
and	427.8	451.8	24.0	1.54
including	435.8	446.8	11.0	2.30
and	470.8	473.8	3.0	1.41
FLM-95	363.0	366.0	3.0	1.08

(1) NSI indicates no significant intercept, based on a three meter mining width and a cut-off grade of 0.18% copper for regional exploration programs to demonstrate geological controls, irrespective of depth. Drill holes were drilled from surface. Holes not included are either pending assay results, have been included in a different section of this press release, or were included in a prior press release. The length of intercept may not represent the true width of mineralization. Values may not add up due to rounding. From, To and Length are rounded to the nearest tenth of a meter.

REGIONAL EXPLORATION PROGRAM

The Company continues to systematically develop, refine and test its pipeline of regional exploration targets. Progress of the program is excellent, reflecting a multi-year effort to construct a detailed geological database that incorporates airborne geophysics, ground geophysics, and detailed groundwork including soil geochemistry, mapping and trenching. In addition to follow-up work on the previously announced regional systems of C4 and Terra do Sal, both located in the Central Surubim District, the Company is actively working in a new regional system located west of the Pilar Mine. The apparent extent of mineralization, and its proximity to existing infrastructure in an area which has historically seen very little exploration activity, remains encouraging. Detailed work focusing on evaluating structural controls, with the help of borehole EM, to target high-grade mineralization within each of these zones remains ongoing.

10	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

NX GOLD MINE

The NX Gold Mine is a producing high-grade gold mine, located in Mato Grosso State, Brazil. Beginning in late 2018, a comprehensive in-mine exploration program commenced for the first time since the mine was commissioned in 2012, resulting in the Santo Antonio Vein discovery. In late 2019, all mining activity was transitioned from the Brás and Buracão Veins into the central Santo Antonio Vein. To date, the Santo Antonio Vein has been defined over a lateral extent of approximately 500 meters, and a newly increased down-plunge distance of approximately 800 meters. The vein remains open to depth (see press release dated April 18, 2019 for detail regarding the Santo Antonio Vein discovery).

Drilling at the NX Gold Mine remains focused on three primary objectives for 2021: (i) infill and extension of the Santo Antonio Vein, (ii) delineation and discovery of new gold-bearing veins within the NX Gold Mine system near existing infrastructure, such as the Matinha Vein, and (iii) executing upon the first regional exploration program conducted on the broader NX Gold land package.

NX Gold In-Mine Programs

Within the NX Gold Mine system, drilling was focused on testing down-plunge continuity of the Santo Antonio Vein and evaluating the potential for new down-plunge vein extensions of the Matinha Vein, located approximately 550 meters east of development within the Brás Vein (approximately 750 meters east of development within the Santo Antonio Vein).

Within the Santo Antonio Vein, results are highlighted by SA94B that intercepted 6.0 meters at 23.61 gpt gold, demonstrating continuity of high-grade gold mineralization to depth. The intercept is located approximately 40 meters south from previously released drill hole SA94A (9.0 meters at 22.66 gpt Au) and approximately 40 meters down-plunge from previously released drill hole SA89 (2.7 meters at 15.38 gpt Au). Additional drilling down-plunge of the deepest known gold mineralization within Santo Antonio Vein is highlighted by hole SA104 that intercepted 8.8 meters at 3.92 gpt gold, located approximately 115 meters beyond the current limit of the Inferred mineral resource shell. The vein remains open to depth.

Following the July 2021 announcement of newly discovered extensions at depth within the Matinha Vein. New drilling during the third quarter sought to further extend the known limits of mineralization to depth. Results during the period are highlighted by MAT25 that intercepted 10.9 meters at 3.52 gpt gold, located approximately 65 meters down-plunge from previously announced drill hole MAT20A (2.8 meters at 19.73 gpt Au) suggesting apparent thickening of the vein at depth. Additionally, new drilling in the Matinha Vein has highlighted the presence of two parallel vein structures, known as the upper and lower veins, which are separated by approximately 200 meters. The significance of the parallel vein at depth remains unknown at this stage and exploration drilling remains ongoing. Both vein occurrences remain open along strike and to depth.

Please see Figure 9 for a plan map detailing NX Gold Mine collar locations and Figure 10 for an east- west composite section.

11	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

Q3 2021 NX Gold In-Mine Intercepts(1)

Hole ID	From (m)	To (m)	Length (m)	Au (gpt)
Santo Antonio Extension to Depth
SA94B	760.7	766.7	6.0	23.61
SA99A	NSI	NSI	NSI	NSI
SA99B	827.6	835.2	7.6	3.98
including	827.6	829.3	1.7	10.60
SA104	913.8	922.6	8.8	3.92
including	920.0	922.6	2.6	6.33
SA106	685.0	690.4	5.4	0.97
Matinha Upper Vein
MAT22	NSI	NSI	NSI	NSI
MAT22A	NSI	NSI	NSI	NSI
MAT23	483.2	483.6	0.4	61.16
MAT24	564.8	566.2	1.5	2.71
including	565.3	565.8	0.5	7.85
MAT25	578.5	589.4	10.9	3.52
including	578.5	579.0	0.5	41.89
and	583.0	584.0	1.0	7.37
MAT28	NSI	NSI	NSI	NSI
MAT29A	598.8	606.4	7.6	2.00
including	603.5	605.0	1.5	6.92
Matinha Lower Vein
MAT24	760.5	762.9	2.4	0.92
including	762.5	762.9	0.4	4.96
MAT26	668.6	670.2	1.6	8.04
MAT27	758.8	759.9	1.1	1.43

(1) NSI indicates no significant intercept, based on cut-off grade of 1.40 grams per tonne gold. Drill holes were drilled from surface. The length of intercept may not represent the true width of mineralization and reported intercepts reflect the entire thickness of the vein. Values may not add up due to rounding. From, To and Length are rounded to the nearest tenth of a meter. Drill hole intercept for MAT23 reflects new assays that were previously pending.

NX Gold Regional Exploration Program

The first regional exploration campaign on the broader NX Gold land package commenced in early 2021. Results from this program continue to demonstrate that additional gold-bearing quartz veins are prevalent throughout the broader NX Gold District. Exploration activities are ongoing at the Mata Verde System, located approximately 25 kilometers north-north-east of the NX Gold Mine. To date, the Mata Verde System has been traced over approximately 10.5 kilometers. Geophysics and geochemistry are being used to identify drill targets within a system that is predominantly covered by overburden. Exploration drilling, focused on systematically testing the Mata Verde System, is expected to continue for the duration of 2021.

12	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

NOTE ON NI 43-101 COMPLIANT TECHNICAL REPORT(S)

The conversion of drill results presented in this press release into NI 43-101 compliant mineral resources and mineral reserves, including but not limited to the drill results associated with the new and potential extensions of mineralization across each of the mineral districts, including new discoveries and newly identified mineralized systems outlined in this press release, all require additional work and analysis that remains ongoing. To date, there has been insufficient exploration and accompanying analysis to define a mineral resource and it is uncertain if further exploration will result in these extensions being delineated as a mineral resource. Accordingly, the results herein may not be included in future NI 43-101 compliant mineral resources or mineral reserves depending on the results of this additional work and analysis, and other technical and/or economic reasons.

QUALITY ASSURANCE / QUALITY CONTROL

MCSA Mining Complex

The Company is currently drilling on surface and underground with core drill rigs using a combination of owned and third-party contracted drill rigs. During the period from July 2021 through September 2021, third-party drill rigs were operated by Major Drilling do Brasil Ltda., Tamarama Sondagens Ltda., Layne Christensen Co., and DrillGeo Geologia e Sondagem Ltda., all of whom are independent of the Company. Drill core is logged, photographed and split in half using a diamond core saw at the secure core logging and storage facilities of Mineração Caraíba S.A. (“MCSA”). Half of the drill core is retained on site and the other half core is used for analysis, with samples collected on one-meter sample intervals unless an interval crosses a geological contact. Reverse circulation cuttings are split at the drill rig using one-meter sample intervals. All sample preparation is performed in MCSA’s secure on-site laboratory. Total copper is determined using a nitric-hydrochloric acid digestion and Atomic Absorption Spectrometry (“AAS”) and/or Titration. Oxide copper values are determined using sulfuric acid digestion followed by AAS. All sample results during the period have been monitored through a QA/QC program that includes the insertion of certified standards, blanks, and pulp and reject duplicate samples. Regular check-assays are submitted to ALS Brasil Ltda’s facility located in Vespasiano, Minas Gerais, Brazil, at a rate of approximately 5%. ALS Brasil Ltda is a subsidiary of ALS Limited and is independent of the Company.

NX Gold Mine
The Company is currently drilling on surface with third-party contracted core drill rigs. During the period from July 2021 through September 2021 third-party drill rigs were operated by Servitec Foraco Sondagem S.A. who is independent of the Company. Drill core is logged, photographed and split in half using a diamond core saw at NX Gold S.A.’s (“NX Gold”) secure core logging and storage facilities. Half of the drill core is retained on site and the other half core is used for analysis, with samples collected on half-meter sample intervals for quartz vein and one-meter intervals in surrounding rock unless such interval crosses a geological contact. Samples are sent to ALS Brasil Ltda.’s laboratory in Goiânia (Brazil) for preparation and are analyzed by the certified laboratory of ALS Peru S.A., whom are independent of the Company. During the period, gold content has been determined by both fire assay and screen fire assay. All sample results during the period have been monitored through a QA/QC program that includes the insertion of certified standards, blanks, and pulp and reject duplicate samples at a rate of one standard, one blank, and one duplicate pulp sample per every 20 samples for a blended rate of approximately 5%.

13	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101, has reviewed and approved the disclosure of technical information, including verification of the sampling, analytical and testing data in this press release. Quarterly reviews entail sampling and laboratory procedure review as well as verification of original assay certificates associated with a selection of samples from Company’s internal database included in this press release.

ABOUT ERO COPPER CORP

Ero Copper Corp, headquartered in Vancouver, B.C., is focused on copper production growth from the MCSA Mining Complex located in Bahia State, Brazil, with over 40 years of operating history in the region. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).

14	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

ERO COPPER CORP.

/s/ David Strang David Strang, CEO	For further information contact: Courtney Lynn, VP, Corporate Development & Investor Relations (604) 335-7504 info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to the Company's expected operations at the MCSA Mining Complex and the NX Gold Mine, the estimation of mineral reserves and mineral resources, the significance of any particular exploration program or result and the Company’s expectations for current and future exploration plans including, but not limited to, planned areas of additional exploration, the potential to convert any portion of the Company’s Inferred mineral resource base, the significance of any drill results or new discoveries and targets, including without limitation extensions of defined mineralized zones, possibilities for mine life extensions or continuity of down-plunge mineralization, further extensions and expansion of mineralization near the Company’s existing operations of the MCSA Mining Complex or the NX Gold Mine, statements with respect to the importance of any new discoveries or extensions of mineralization including any potential to positively impact the Company's future mineral reserve and resource estimates and timing of any such updates, the significance of re-evaluation of the Company’s past producing open pit mines, timing of deliverables including pending assay results, any implied significance with respect to filling excess mill capacity or improving grade profiles relative to the Company’s current life of mine plans which may be dependent on future exploration success, and statements with respect to any potential positive economic enhancements or project changes as it relates to the Company’s recent life-of-mine plan(s), or base case plan(s) for the Deepening Extension zone of the Pilar Mine (including the new external shaft), the Vermelhos Mine, any past producing open pit operations of the Company, the NX Gold Mine, or the Boa Esperança Project based upon exploration drill results.

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this press release including, without limitation, assumptions about: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, NX Gold Property and the Boa Esperança Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force conditions to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the Annual Information Form of the Company for the year ended December 31, 2020, dated March 16, 2021.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed in this press release have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

15	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

Table 1 - Summary of Highlights Estimated Zone / Exploration Target / System Target Dimensions MCSA, In - Mine and Near - Mine Exploration Programs Highlighted Intercept(s) Significance Deepening Extension (Pilar Mine) 900m x 600m x 20m "Superpod" style mineralization identified over 450m in strike length at depth, remains open FC5527: 71.2m @ 3.55% Cu, incl. 13.0m @ 8.87% Cu FC5396: 61.0m @ 2.11% Cu, incl. 18.0m @ 3.92% Cu Increased confidence and extension of the known limits of a high - grade "Superpod" zone at depth. Together with prior results, these intercepts demonstrate localized thickening and vertical continuity of high - grade mineralization over a down - dip distance of ~365 meters throughout the 450 meters of strike length. South Extension (Pilar Mine) 40m extension from previously modeled limits of mineral resource (open at depth and along strike) FC2974: 8.7m @ 5.39% Cu, incl. 4.7m @ 7.99% Cu FC2977: 22.0m @ 1.57% Cu, incl. 4.0m @ 3.43% Cu New drilling, located ~50 meters below existing mine infrastructure. Engineering work is focused on incorporating identified extensions into the Pilar Mine's near - term mine plan while additional drilling is planned to further extend high - grade mineralization. East Zone Conduit (Vermelhos Mine) Demonstrates continuity of mineralization along one structural corridor extending over 2km in strike length (open to depth and along strike) FV - 321: 24.0m @ 0.81% Cu, incl. 4.0m @ 1.50% Cu FVS - 876: 13.5m @ 1.24% Cu, incl. 2.0m @ 2.53% Cu Conclusion of a planned program demonstrating continuity of mineralization along a north - trending structural corridor connecting Siriema with the planned mining stopes of UG3 and UG1 within the Vermelhos Mine, north through to the N8 Deposit encompassing the Southern Vermelhos Corridor and the East Zone. The mineralized corridor now extends over 2km in strike length and remains open. Extensions of Vermelhos Mine Orebodies Extension of Sombrero orebody (25m beneath existing mine infrastructure) Extension of Toboggan orebody (30m extension within existing infrastructure) FVS - 1162: 16.9m @ 1.66% Cu, incl. 5.8m @ 9.87% Cu FVS - 1275: 8.4m @ 3.01% Cu and 13.8m @ 4.65% Cu, incl. 5.3m @ 7.90% Cu Ongoing infill drilling demonstrates high - grade extensions of mineralization up to ~30 meters outside of the current limits of the Sombrero and Toboggan orebodies within the existing infrastructure of the mine. MCSA Past Producing Open Pit Mine Re - Evaluation Lagoa da Mina (Surubim District) 300m x 45m x 70m (open down - plunge to the north) FLM - 94: 16.0m @ 1.18% Cu and 24.0m @ 1.54% Cu, incl. 11.0M @ 2.30% Cu New intercepts continue to highlight continuity of high - grade mineralization at depth and extend the known limits of mineralization starting at ~70m beneath the historic open pit. NX Gold Mine Highlights S an to A n t oni o V ei n Extension 525m x 400m x 5m (open along strike and to depth) S A104 : 8 . 8 m @ 3 . 9 2 gp t A u , in c l . 2 . 6 m @ 6 . 3 3 gp t Au S A94B : 6 . 0 m @ 23 . 6 1 gp t Au New drilling 40 meters down - plunge of the deepest known gold mineralization and 115 meters beyond the current limit of the Inferred mineral resource shell continues to demonstrate continuity of Santo Antonio to depth. Matinha Vein Extension 750m x 150m x 3m (increasing thickness to depth; open along strike and at depth) M AT25 : 10 . 9 m @ 3 . 5 2 gp t Au Extensions of known limits of mineralization ~65 meters down - plunge from prior drilling with increasing thicknesses. Identification of two parallel vein structures, known as the upper and lower veins, separated by approximately 200 meters. TSX: ERO NYSE: ERO 16 Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

16	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

Mineral resource outline inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Please refer to the Company’s Vale do Curaçá Technical Report dated January 14, 2021 for additional technical and scientific information related to the Pilar Mine. Figure 1 Deepening Extension, North - South Long Section LEGEND Deepening Measured & Indicated Mineral Resource, Projected Section Deepening Inferred Mineral Resource, Projected Section Completed Development N Q3 2021 Exploration Update 100 200 Meters - 750m - 1000m - 1250m - 500m - 1500m Level - 670 - 750m - 1000m - 1250m - 500m - 1500m FC48185 F C5524 F C5527 F C5526 F C5396 F C5185 F C5184 Approximate Location within Pilar Mine FC5522 (previously announced) 67.0m @ 9.21% Cu incl. 21.0m @ 14.14% Cu

17	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

Q3 2021 Exploration Update 125 250 Meters Figure 2 Deepening Extension, West - East Composite Section W - 750m - 1000m - 1250m - 500m - 1500m - 750m - 1000m - 1250m - 500m - 1500m Completed Development LEGEND Deepening Measured & Indicated Mineral Resource, Projected Section Deepening Inferred Mineral Resource, Projected Section Mineral resource outline inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Please refer to the Company’s Vale do Curaçá Technical Report dated January 14, 2021 for additional technical and scientific information related to the Pilar Mine. FC5184 FC5396 FC5524 FC5527 FC5185 FC5526 FC48185 FC5522 (previously announced) 67.0m @ 9.21% Cu incl. 21.0m @ 14.14% Cu

18	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

LEGEND Mineralized Outline, Level - 1000 Pilar Mine Infrastructure Figure 3 Pilar Mine, Deepening Extension (Drilling From Level - 670) Q3 2021 Exploration Update 100 200 Meters 8910430m N 404500m E 403970m E 8909330m N Pilar Underground Mine Level - 875 Pilar Underground Mine Level - 830 Pilar Underground Mine Level - 670 FC5526 FC5396 FC5184 FC5185 FC48185 FC5522 (previously announced) 67.0m @ 9.21% Cu incl. 21.0m @ 14.14% Cu FC5524 FC5527

19	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

Figure 4 Pilar Mine, South Extension (Drilling From Level - 170) LEGEND Mineralized Outline, Level - 210 Pilar Mine Infrastructure Q3 2021 Exploration Update 50 100 Meters 8909248m N 404570m E 4042940m E 8908900m N Pilar Underground Mine Level - 165 FC2980* FC2981* FC2975* FC2977* FC2974* Section view for reference N Existing Shaft Approximate Location within Pilar Mine Notes: (*) Denotes short - term drilling undertaken for mine planning purposes that intersected new unmodeled mineralized envelopes.

20	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

Figure 5 Vermelhos Main/East Zone Drilling, Plan View Notes: (*) Denotes short - term drilling undertaken for mine planning purposes that intersected new unmodeled mineralized envelopes. Mineral resources which are not mineral reserves do not have demonstrated economic viability . For additional information about the current mineral reserves of these zones please refer to the Company’s Vale do Curaçá Property Technical Report dated January 14 , 2021 . 8971838m N 397333m E 396284m E 897090m N LEGEND Completed Development, Vermelhos Mine Surface Projection of Vermelhos & N8 Measured & Indicated Mineral Resource Surface Projection of Vermelhos & N8 Inferred Mineral Resource Q3 2021 Exploration Update 150 300 Meters FV - 321 FV - 309 FV - 308 F V - 310 FV - 311 F V - 312 F V - 313 FV - 199 F V - 301 F V - 304 FV - 331 FVS - 876 FVS - 877 FVS - 1048 * FVS - 1124 * FVS - 1226 * FVS - 1273 * FVS - 1275 * FVS - 1276 * FVS - 1282 * FVS - 1283 * FVS - 1162* FVS - 1 165* FVS - 1278*

21	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

Figure 6

N
+350m
+150m
-050m
-250m
-450m
FVS-1278*
FVS-1048*
FVS-1124*
FVS-1226*
FVS-1273*
FVS-1275*
FVS-1276*
FVS-1282*
FVS-1283*
FVS-876
FVS-1162*
FVS-1165*
FV-321
FV-309
FV-310
FV-313
FV-311
FV-312
FV-301
FV-304
FV-308
FV-331
FV-199
FVS-877
LEGEND
Completed Development, Vermelhos Mine
Vermelhos Main/East Zone & N8 Measured & Indicated Mineral Resource, Projected Section
Vermelhos Main/East Zone & N8 Inferred Mineral Resource, Projected Section
Q3 2021 Exploration Update
200
400 Meters

Figure 6 Vermelhos Main/East Zone & N8, North - South Long Section - 050m - 250m +350m +150m - 450m - 050m - 250m +350m +150m - 450m Mineral resource outline inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Please refer to the Company’s Vale do Curaçá Technical Report dated January 14, 2021 for additional technical and scientific information related to the Vermelhos Mine. (*) Denotes short - term drilling undertaken for mine planning purposes that intersected new unmodeled mineralized envelopes. LEGEND Completed Development, Vermelhos Mine Vermelhos Main/East Zone & N8 Measured & Indicated Mineral Resource, Projected Section Vermelhos Main/East Zone & N8 Inferred Mineral Resource, Projected Section Q3 2021 Exploration Update 200 400 Meters N FV - 321 FV - 309 FVS - 1165* FVS - 1278* FV - 199 F V - 301 F V - 304 F V - 308 F V - 331 FV - 310 FV - 313 F V - 3 11 FV - 312 FVS - 876 F VS - 1 162* F VS - 877 F VS - 1048 * FVS - 1124 * F VS - 1226 * F VS - 1273 * F VS - 1275 * F VS - 1276 * F VS - 1282 * F VS - 1283 *

22	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

Figure 7 Notes: Lagoa da Mina interpreted mineralized projection is based on data compilation work which includes review of geological controls, structural analysis and copper mineralization identified during the Company’s technical programs . The interpretation and boundary limits do not imply continuity of mineralization, or actual thickness of mineralization which has yet to be defined . 100 200 Meters Q3 2021 Exploration Update F LM - 94 412210m E 8949236m N Lagoa da Mina, Surubim District (Drilling from Surface) 8949574m N 412831m E F LM - 91 F LM - 89 F LM - 93 F LM - 84 FLM - 95 F LM - 90 F LM - 85 F LM - 83 FLM - 87 F LM - 86 F LM - 88 LEGEND Q3 2021 Interpreted Mineralized Envelope, Surface Projection Q1 2021 Interpreted Mineralized Envelope, Surface Projection

23	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

Figure 8 Lagoa da Mina, Surubim District, West - East Section W 75 150 Meters Lagoa da Mina Open Pit (Angicos Mine) Note: Lagoa da Mina interpreted mineralized projection is based on data compilation work which includes review of geological controls, structural analysis and copper mineralization identified during the Company’s technical programs . The interpretation and boundary limits do not imply continuity of mineralization, or actual thickness of mineralization which has yet to be defined . + 200m + 100m + 300m +0 m - 100m + 400m FLM - 84 FLM - 91 FLM - 89 FLM - 87 FLM - 94 FLM - 88 Mineralized Envelope As interpreted in Q1 2021 + 200m + 100m + 300m +0 m - 100m + 400m FLM - 95 FLM - 85 FLM - 86 FLM - 83 FLM - 93 FLM - 90 Mineralized Envelope As interpreted in Q3 2021 Open at Depth LEGEND Q3 2021 Interpreted Mineralized Envelope, Projected in Section Q1 2021 Interpreted Mineralized Envelope, Projected in Section Q3 2021 Exploration Result

24	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

N Figure 9 NX Gold Mine, Plan View Matinha Vein Brás Vein Santo A ntonio V ein Bu r a cao Veins 0 100 200 300 400 500 Meters O P EN O P EN Mineral resource outline(s) inclusive of mineral reserves . Mineral resources which are not mineral reserves do not have demonstrated economic viability . Please refer to the Company’s NX Gold Mine Technical Report dated January 8 , 2021 for additional technical and information related to the NX Gold Mine . S A 94B M A T28 MAT22 M A T22A M A T27 S A 104 O P EN M A T29A M A T25 MAT23 M A T26 M A T24 SA99A SA99B S A 106 A B Vertical Projection of Historical Mineral Zones Vertical Projection of Inferred Mineral Resource Effective date September 30, 2020 Vertical Projection of Indicated Mineral Resource Effective date September 30, 2020 Previously announced vein intersection LEGEND Underground Development Q3 2021 drill hole traces Q3 2021 New Vein Intersection and Upper Matinha vein Q3 2021 intersection in Lower Matinha vein

25	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO NYSE: ERO

Bras V ein Bu r a cao Veins Matinha U pp e r V ein Figure 10 NX Gold Mine, East - West Vertical Long Section E Mineral resource outline(s) inclusive of mineral reserves . Mineral resources which are not mineral reserves do not have demonstrated economic viability . Please refer to the Company’s NX Gold Mine Technical Report dated January 8 , 2021 for additional technical and information related to the NX Gold Mine . Santo A ntonio Vein O P EN O P EN M A T 2 6 M A T 2 7 Matinha Lower Vein (potential) 0 100 200 300 400 500 Meters MAT23 M A T 2 8 SA94B SA104 SA106 SA99A SA99B B O P EN M A T 29A MAT24 M A T 2 2 MAT22A M A T 2 5 LEGEND Underground Development Vertical Projection of Historical Mineral Zones Vertical Projection of Inferred Mineral Resource Effective date September 30, 2020 Vertical Projection of Indicated Mineral Resource Effective date September 30, 2020 Previously announced vein intersection Q3 2021 drill hole traces Q3 2021 New Vein Intersection and Upper Matinha vein Q3 2021 intersection in Lower Matinha vein

26	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada